
September 1, 2021

Chia-Lin Simmons
Chief Executive Officer
Nxt-ID, Inc.
288 Christian Street
Hangar C 2nd Floor
Oxford, CT 06478

> **Re: Nxt-ID, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2021**
> **File No. 333-259105**

Dear Ms. Simmons:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David E. Danovitch